Exhibit 99.6

OFEX: CLK

OTCBB: CLKTF

CALCITECH LTD - CALCITECH NOTIFIED OF DIRECTOR SHARE PURCHASE

HAMILTON, BERMUDA, 26TH SEPTEMBER, 2006 - CALCITECH LTD. (OFEX: CLK; OTCBB: CLKTF) announced it was informed today by its non-executive Director, Mr Alan

Perkins, of the acquisition in an on market transaction of 100,000 shares in CalciTech Ltd.

The transaction was carried out on Thursday 21st September 2006. The transaction was executed at $0.24 cents per share.

Mr Perkins has notified the Company that his beneficial holding following the transaction now constitutes 100,000 shares, or 0.1% of shares outstanding in CalciTech Ltd.

For further information:

CalciTech Ltd.

Marc Lakmaaker

Email: MarcL@calcitech.com

Tel: +41 22 710 4020

www.calcitech.com

Equity Development

Andy Edmond

Tel: +44 207 405 7777

www.equitydevelopment.co.uk

The directors of the company take responsibility for this announcement.

This press release contains "forward looking statements" including forward looking statements as that term is defined in section 27a of the United States securities act of 1933 and section 21e of the securities and exchange act of 1934. Statements in this press release, which are not purely historical are forward looking statements and include any statements regarding beliefs, expectation or intentions concerning the future. Forward looking statements in this press release include, but are not limited to statements which are subject to a number of contingencies and uncertainties, including, but not limited to, market acceptance for CalciTech’s products, manufacturing of CalciTech’s products in a commercial setting, obtaining adequate financing and construction management for products and obtaining appropriate permits.

It is important to note that the corporation's actual outcomes may differ materially from those in forward looking statements contained in this press release. Although the company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures in the company's public filings with the Securities and Exchange Commission.